March 27, 2025

Michael Klein
Chief Executive Officer
Churchill Capital Corp X
640 Fifth Avenue, 14th Floor
New York, NY 10019

       Re: Churchill Capital Corp X
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted March 6, 2025
           CIK No. 0002007825
Dear Michael Klein:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2024 letter.

Amended Draft Registration Statement on Form S-1
Sponsor Information, page 11

1. We note your disclosure on page 12 that the Strategic Partners and Operating Partners may invest in your sponsor but will have no right to control the sponsor or participate in any decision regarding the disposal of any security held by the sponsor. Please disclose the persons if any who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of
       Regulation S-K.
 March 27, 2025
Page 2

The Offering
Founder Shares, page 23

2. Please expand your disclosure on pages 22, 33, 142, and elsewhere as appropriate, to clarify whether any public shares sold in this offering would be required to approve the business combination if the minimum to constitute a quorum is present at the meeting. Please also revise your Risk Factors as appropriate or otherwise advise.
Dilution, page 107

3. Please expand your disclosure outside the table to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 11 of your prospectus.
Management, page 161

4. Please include more detailed disclosure regarding any SPAC experience your sponsor, affiliates, management may have. Please revise to disclose further information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. Also, disclose any extensions and redemption levels in connection with an extension. See Item 1603(a)(3) of Regulation
       S-K.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.